Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 20, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING PRESENTATION WAS MADE AVAILABLE ON www.shell.com, STARTING ON MAY 20, 2005.

Unification Royal Dutch Shell Plc

Legal Notice NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN This presentation assumes throughout (unless otherwise indicated) 100 per cent. acceptance of the Royal Dutch Offer. Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandshe Petroleum Maatschappij) ("Royal Dutch") are urged to carefully review the registration statement on Form F-4 (Including the prospectus) and other documents relating to the Royal Dutch exchange offer (the "Royal Dutch Offer") that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the "SEC") by Royal Dutch Shell plc ("Royal Dutch Shell") and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents that have been filed with the SEC and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The "Shell" Transport and Trading Company, p.l.c. ("Shell Transport") can be obtained at the SEC's website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V. FSK, PO Box 162, 2501 AN The Hague, The Netherlands. This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the "Transaction"). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the "Scheme")); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group's business generally. Each forward looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group's businesses.

One Company: Royal Dutch Shell One Company One board, one Chief Executive Clarity Simplicity Efficiency Accountability Shareholders RDS Group operations Royal Dutch Shell plc

Unification Timetable Documents made available 19 May 2005 Royal Dutch exchange offer open for acceptance 20 May 2005 Shareholder meetings 28 June 2005 Close of Royal Dutch offer period 18 July 2005 Court hearing to sanction Shell Transport scheme 19 July 2005 Unification expected to become effective 20 July 2005 Trading in Royal Dutch Shell shares and ADRs commences 20 July 2005

Implementation and documentation Unification under Royal Dutch Shell to be achieved by Exchange offer for Royal Dutch Scheme of arrangement of Shell Transport Royal Dutch Shell to make exchange offer for Royal Dutch Offer documents and listing particulars available on 19 May Royal Dutch exchange offer open for acceptances from 20 May Requires 95% acceptances (subject to waive down) Royal Dutch shareholders to vote on 28 June and to tender their shares on or before 18 July Scheme of Arrangement for Shell Transport Documentation made available to Shell Transport shareholders on 19 May Vote on proposals on 28 June, following the AGM Requires approval by a majority in number representing at least 75% in value of shareholders present and voting in person or by proxy Court hearing on 19 July

Exchange terms Share exchange terms RD shareholders offered 60% of Royal Dutch Shell (in A shares) STT shareholders offered 40% of Royal Dutch Shell (in B shares) Translates into 2 Royal Dutch Shell A shares for each Royal Dutch share held in Hague registry or bearer form Approximately 0.287 Royal Dutch Shell B shares for each Shell Transport ordinary share (1) 1 Royal Dutch Shell A ADR for each Royal Dutch share held in New York registry form Approximately 0.862 Royal Dutch Shell B ADRs for each Shell Transport ADR(2) 1 Precise ratio of 0.287333066 2 Precise ratio of 0.861999198

A and B shares Royal Dutch shareholders to receive A shares Holders of NY registry shares to receive A ADRs Holders of A shares will receive Dutch source dividends Shell Transport shareholders to receive B shares Shell Transport ADR holders to receive B ADRs Holders of B Shares will receive UK source dividends(1) All ordinary shares with same rights Voting: one share, one vote and as one class Dividend declared(2) and other capital rights Seeks to preserve the shareholders' current tax treatment on dividends(1) 1 To the extent that dividend on B shares paid through dividend access mechanism 2 Dividend on B share may be paid through the dividend access mechanism

Dividend policy Intention to continue to increase dividends at least in-line with inflation over time Dividends to be paid on a quarterly basis Royal Dutch Shell will declare dividends in euro Sterling and US$ equivalent will be declared on the same date Exchange rate for conversion to be spot rate on day of announcement Dividend currency election option A share dividends will be paid in euro but shareholders can elect to receive in £ B share dividends will be paid in £ but shareholders can elect to receive in euro ADR dividends Will be paid in US$

Q2 2005 expected dividend timetable Dividend currency election date(1) 27 July 2005 Dividend declaration date 28 July 2005 Record date for shares held in Euroclear Nederland2 2 August 2005 Ex-dividend date (all exchanges) 3 August 2005 Record date for shares held outside Euroclear Nederland(2) 5 August 2005 Dividend payment date 15 September 2005 Expect to maintain a standard dividend payment cycle of June, September, December and March 1 Applicable to A Shares and B Shares only; Dividend currency election not available to holders of ADRs 2 Record date for shares held through Euroclear Nederland is the business day immediately prior to ex-dividend date as Euroclear Nederland operates a trade-based record date. Record date for shares held other than through Euroclear Nederland is two business days after ex-dividend date as LSE operates a settlement based record date

Tax on dividends - overview Dividends received by holders of A shares Dutch shareholders will be subject to 25% Dutch withholding tax generally able to offset against Dutch tax(1) UK shareholders will be subject to 25% Dutch withholding tax reduction in rate to 15% possible pursuant to the UK/Netherlands double tax treaty credit generally available for Dutch withholding tax against UK tax liability on such dividends US shareholders will be subject to 25% Dutch withholding tax a reduction in the rate to 15% or a full exemption possible pursuant to the US/Netherlands double tax treaty credit generally available for Dutch withholding tax against US tax liability on such dividends Dividends received by holders of B shares, paid through Dividend Access Mechanism Not subject to UK or Dutch withholding tax Certain holders are entitled to a tax credit of 1/9th of the dividend 1 Both Dutch corporate income tax and income tax

Share buyback programme $3-5 billion share buybacks in 2005 $0.5 billion buybacks in Q1 Returning cash to shareholders continues to be a priority Post Transaction buy backs will likely be of "A" Shares A Shares not subject to Dutch withholding tax

Indexation - key implications FTSE A and B shares included in FTSE UK Series of Indices at full weighting Price for inclusion in indices to be determined by reference to Shell Transport closing price on 19 July for B Shares Royal Dutch closing price on 19 July at closing €/£ x-rate for A Shares AEX A shares to replace Royal Dutch shares in AEX Weighting cap maintained at 15% of AEX MSCI A and B shares to be included in MSCI UK indices Both shares in MSCI World Index (as at present) Neither class in Dutch MSCI index Dow Jones Most liquid line to be included in DJ Stoxx 50 and DJ Stoxx 600 Royal Dutch Shell will not qualify for Eurostoxx indices

Generally, on completion A shares will be in ENL and B shares will be in CREST Settlement mechanics

Tax considerations Transaction: Transaction expected to be broadly tax neutral for the Group No tax payable by the vast majority of shareholders Generally no liability for Dutch, UK or US Shell Transport shareholders Generally no liability for Dutch or US Royal Dutch shareholders Offer for Royal Dutch does not qualify for UK rollover relief: although exemptions or reliefs may be available Trading: Follows current treatment Shares held within ENL are not subject to SDRT on trades Shares in ENL and traded through DTS are not subject to SDRT Shares in CREST are subject to 0.5% SDRT on trades

Note: This is a theoretical calculation. Actual share prices will be influenced by a number of factors including the unification itself. 1 Royal Dutch bearer shares 2 Shell Transport ordinary shares 3 Represents cash in lieu of fractional shares Illustrative example

Legal Notice The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) or interstate or foreign commerce of, or any such facilities or a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This presentation and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan, or persons who are in Japan. Copies of this presentation and any other document related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receive this presentation (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan. The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Societa a la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this presentation and other documents documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This presentation and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy. The distribution of this presentation in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the Royal Dutch Offer referred to in this presentation.